FORM 11-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number 001-13958

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

THE HARTFORD INVESTMENT AND SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

One Hartford Plaza, Hartford, Connecticut 06155

The Hartford Investment and Savings Plan

December 31, 2011 and 2010

Page No(s).

Report of Independent Registered Public Accounting Firm	F-1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	F-2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011	F-3

Notes to Financial Statements as of December 31, 2011 and 2010 and for the year ended December 31, 2011	F-4–F-14

Supplemental Schedule:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2011	F-15 –F-28

Signature	F-29

Exhibits

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	F-30

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Members of

The Hartford Investment and Savings Plan

Hartford, Connecticut

We have audited the accompanying statements of net assets available for benefits of The Hartford Investment and Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic 2011 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic 2011 financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2011 financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Hartford, Connecticut

June 27, 2012

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

($ IN THOUSANDS)

	2011	2010
Assets
Investments, at fair value:
The Hartford Stock Fund, common stock 7,580,603 and 7,943,419 shares at December 31, 2011 and 2010, respectively	$123,185	$210,421
The Hartford ISP S&P Index Fund	196,460	203,365
Separately managed account	5,176	4,888
Mutual funds	1,578,577	1,666,897
Pooled temporary investments	55,690	17,840
Group annuity contracts—Stable Value Fund	697,521	688,118

Total investments	2,656,609	2,791,529
Receivables:
Notes receivable from participants	55,523	54,102
Dividends and interest receivable	2,864	2,426

Total receivables	58,387	56,528

Total assets	2,714,996	2,848,057

Liabilities
Administrative expenses payable	326	683

Total liabilities	326	683

Net assets available for benefits at fair value	2,714,670	2,847,374

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(42,679)	(33,549)

Net assets available for benefits	$2,671,991	$2,813,825

See Notes to Financial Statements.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

($ IN THOUSANDS)

2011
Investment loss:
Net depreciation in fair value of investments	$(150,486)
Dividends	25,869

Total investment loss	(124,617)

Interest income on notes receivable from participants	2,843

Contributions:
Employee contributions	137,156
Employer contributions, net of forfeitures	59,539
Rollover contributions	10,119

Total contributions	206,814

Total additions	85,040

Deductions from net assets attributed to:
Benefits paid to Members	224,848
Administrative expenses	2,026

Total deductions	226,874

Net decrease	(141,834)
Net assets available for benefits:
Beginning of year	2,813,825

End of year	$2,671,991

See Notes to Financial Statements.

THE HARTFORD INVESTMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

AND FOR THE YEAR ENDED DECEMBER 31, 2011

($ IN THOUSANDS)

Note 1. Description of the Plan

The following description of The Hartford Investment and Savings Plan (the “Plan” or “ISP”) is provided for general information purposes only. Members should refer to the Plan Document for more complete information. “Members” refers to eligible participants of the Plan.

The Hartford Financial Services Group, Inc. (“HFSG”) is a holding company for insurance and financial service subsidiaries that provide investment products and life and property and casualty insurance to both individual and business customers in the United States (collectively, “The Hartford” or the “Company”). Also, The Hartford continues to administer business previously sold in Japan and the U.K. The Plan Sponsor, Hartford Fire Insurance Company, is a wholly owned subsidiary of HFSG.

Information with regard to eligibility, contributions, distributions, vesting, trustees, withdrawals, loans, fund redistribution and certain definitions are contained in the Plan Document. A Summary Plan Description setting forth the highlights of the Plan is available to Members on the Fidelity NetBenefits website. Fidelity serves as the record keeper of the Plan.

Plan Changes

See Note 11 for a general description of amendments made to the Plan Document during the years ended December 31, 2011 and 2010.

General

The Plan is a defined contribution plan covering substantially all full-time and part-time employees of the Company. The Pension Administration Committee of the Company controls and manages the operation and administration of the Plan, subject to certain exemptions that are specified in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Trust, as defined in the Plan Document, is the aggregate funds held by the trustee, State Street Bank and Trust Company (the “Trustee”), under the trust agreement established for the purposes of this Plan.

Contributions

Members may elect to save a percentage of their base salary and may designate their savings as before-tax, Roth 401(k), after-tax or a combination thereof. Generally, savings may be elected based on 1% to 30% of base salary. Members who are highly compensated employees may have contribution limits of less than 30% due to the operation of certain tests required under the Internal Revenue Code of 1986, as amended (the “Code”). Pursuant to the terms of the Plan, highly compensated employees are employees whose prior year earnings were equal to or exceeded $110 per annum for 2010.

Basic Savings are contributions which are not in excess of the first 6% of a Member’s base salary. For Members who have completed at least six months of service, an amount equal to 50% of a Member’s Basic Savings is matched by the Company (“Matching Company contribution”). Members’ savings in excess of 6% of base salary are Supplemental Savings that are not matched by the Company. In addition, the Company contributes 0.5% of highly compensated eligible employees’ base salary and 1.5% of all other eligible employees’ base salary (“Floor Company contribution”) to each employee’s Floor Company contribution account. An employee becomes eligible for Floor Company contributions after completing six months of service, regardless of whether the employee elects to participate in the Plan.

Administrative Costs

The Trust pays certain administrative expenses of the Plan out of the assets of the Trust. Expenses not paid by the Trust are borne by the Company.

Note 1. Description of the Plan (continued)

Member Accounts

Individual accounts are maintained for each Member. Each Member’s account is credited with that Member’s contributions and allocations of (a) the Matching Company contributions and Floor Company contributions and (b) Plan earnings, and is charged with withdrawals and an allocation of administrative expenses and Plan losses. Allocations are based on Member account balances, as defined in the Plan Document. The benefit to which a Member is entitled is the benefit that can be provided from that Member’s vested account balance.

Vesting

Members are 100% vested at all times with respect to Member and Floor Company contributions and earnings thereon. Vesting in Matching Company contributions begins after one year of service at which time Members are 20% vested. The vesting increases 20% each consecutive year until the fifth anniversary of service at which time the Members are 100% vested. Notwithstanding the foregoing statement, a Member becomes fully vested in such Member’s Matching Company contribution account upon retirement (for certain Members), disability, death, reaching age 65, or upon the complete discontinuance of Company contributions or termination of the Plan.

Investment Options

As of December 31, 2011, contributions of Member savings and Company contributions may be invested in any of the twenty-five investment options of the Plan in multiples of 1%, as elected by the Member (“Member directed investments”).

Certain investment options are parties-in-interest with The Hartford. See Notes 3 and 10 for further discussion.

Member Loans

Members may borrow from their accounts a minimum of $0.5 to a maximum equal to the lesser of $50 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment funds and the loan fund. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loan is secured by the balance in the Member’s account. The interest rate on a loan in a calendar quarter is set on the last business day of the prior February, May, August or November based on the prime rate provided by Thomson Reuters on that date plus one percentage point and is fixed for the term of the loan. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, retirement, or certain other reasons, Members or their designated beneficiaries may elect to receive either a lump sum amount equal to the value of their vested account balance, annual installments over a period not greater than thirty years (subject to certain conditions), or annual installments over the recipient’s life expectancy. Distributions may be paid in cash or, with respect to The Hartford Stock Fund, in stock distributions. Members or their designated beneficiaries may also elect to defer distributions subject to certain conditions.

Forfeitures

At December 31, 2011 and 2010, forfeited non-vested account balances totaled $5 and $10, respectively. These forfeitures are applied to reduce future Matching Company contributions. During the year ended December 31, 2011, Matching Company contributions were reduced by $1,968 from forfeitures.

Note 2. Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

Note 2. Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Adoption of New Accounting Standards

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding a new disclosure requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis. This requirement is effective for the reporting periods beginning after December 15, 2010. The adoption in 2011 did not materially affect the Plan’s financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820. ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The adoption will not have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits. Plan management has not determined the impact on the disclosures in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (See Note 5). The fair value of the common stock of HFSG is based on quoted market prices. The Hartford ISP S&P Index Fund, separately managed account, mutual funds and pooled temporary investment funds are valued at the net asset value of shares, which represent the fair value of the underlying securities, held by the Plan at year end. The group annuity contracts (the “Stable Value Fund”) include synthetic guaranteed investment contracts (“GICs”) whose underlying securities are stated at fair value. Fair value of the underlying securities in the GICs is determined based on the discounted replacement cost methodology, which incorporates the difference between current market level rates for the wrapper contract and the wrapper fee presently being charged. The GICs are stated at fair value and then adjusted to contract value as described in Note 4. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities, which are reflected in the statement of changes in Net Assets Available for Benefit, may occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Investment expenses charged to the Plan for investments in the mutual funds are charged directly against the assets of the fund and are not separately reflected. Consequently, investment expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits

Benefits paid to Members are recorded when distributed.

Contributions

Employee and employer contributions are recorded in the period during which the Company makes payroll deductions from Members’ compensation.

Note 2. Accounting Policies (continued)

Notes Receivable from Members

Notes receivable from Members are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent Member loans are recorded as distributions based on the terms of the Plan Document.

Note 3. Investments

The following investments represented 5% or more of the Plan’s net assets available for benefits at the end of the Plan year:

	December 31,
	2011			2010
* The Hartford Stock Fund, common stock (7,580,603 and 7,943,419 shares at December 31, 2011 and 2010, respectively)	$	*	*	$210,421
* The Hartford ISP S&P Index Fund		196,460		203,365
Mutual funds:
* Capital Appreciation HLS Fund		280,337		342,491
* MidCap HLS Fund		221,666		256,027
* Dividend Growth HLS Fund		137,410		*	*
Group annuity contracts:
JPMorgan Chase Bank, Contract #AITTH01		*	*	199,221
Monumental Life Insurance Company, Contract #MDA01098TR		139,905		*	*
Prudential, Contract #GA62433		155,392		*	*

*	Indicates party-in-interest
**	Investment did not represent 5% or more of the fair value of the Plan’s net assets available for benefits at December 31, 2011 or December 31, 2010

For the year ended December 31, 2011, the Plan’s investments had appreciated (depreciated), including gains and losses on investments bought and sold, as well as held during the year, as follows:

The Hartford Stock Fund, common stock	$(77,670)
The Hartford ISP S&P Index Fund	4,518
Separately managed account	(190)
Group annuity contracts	22,006
Mutual funds
Bond Investments	3,363
Large-Cap Equities	(39,747)
Mid-Cap Equities	(21,140)
Small-Cap Equities	(5,456)
International Equities	(24,784)
Vanguard Retirement Funds	(11,386)

Net depreciation in fair value of investments	$(150,486)

Note 4. Investments in Group Annuity Contracts

The Plan has entered into numerous synthetic group annuity contracts with unaffiliated insurance carriers within the Stable Value Fund. A synthetic group annuity contract is an investment contract through an issuer’s guarantee of a specific interest rate (the wrapper contract) and a fixed income portfolio of financial instruments that are owned by the Plan. The synthetic GIC contracts include underlying securities which are held in a trust owned by the Plan and utilize a benefit-responsive wrapper contract managed by The Dreyfus Corporation through its Bank of New York (“BNY”) Mellon Stable Value Group. The fair value of the benefit-responsive wrapper contracts was $(148) at December 31, 2011 and $2,217 at December 31, 2010. The contract provides that Members execute Plan transactions at contract value. These contracts are fully benefit-responsive and are included in the financial statements at fair value (see Note 2). Fully benefit-responsive contracts provide for a stated return on principal invested over a specified period and permit withdrawals at contract value for benefit payments, loans, or transfers. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. Certain events, such as a Plan termination, divestiture or reduction in force may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The Plan Sponsor does not believe that it is probable that any such events would limit the ability of the Plan to transact at contract value.

The relationship of future crediting rates and the adjustments to contract value reported on the statements of net assets available for benefits are provided through the mechanism of the crediting rate formula. The crediting rate is based on the current yield-to-maturity, the duration of the portfolio, and the amortization of gains and losses, defined as the difference between the market value and contract value of the wrapper. Key factors that could influence future crediting rates include, but are not limited to, Plan cash flows, changes in interest rates, total return performance of the fair market value bond strategies underlying each synthetic GIC contract, default or credit failures of any of the securities, investment contracts, or other investments held in the fund and the initiation of an extended termination of one or more synthetic GIC contracts by the manager or the contract issuer. The rate of return earned on a synthetic GIC is generally reset quarterly by the issuer based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value, but the rate can not be less than zero.

The contract issuer is not allowed to terminate any of the synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract which is not corrected within the applicable cure period. Actions that will result in a breach include, but are not limited to, material misrepresentation, failure to pay synthetic GIC fees, or any other payment due under the contract, and failure to adhere to investment guidelines. The Plan has not breached any contracts in 2011 or 2010.

Average yields:	2011	2010
Based on annualized earnings (1)	3.31%	2.36%
Based on interest rate credited to participants (2)	3.55%	3.45%

(1)	Calculated by taking the fair value sum of the funds holdings multiplied by their respective yields, divided by the total sum of the holdings as of December 31, 2011 and 2010, respectively.
(2)	Calculated by taking the sum of the book value holdings multiplied by the crediting rate, divided by the fair value of the funds as of December 31, 2011 and 2010, respectively.

The following table represents the adjustment from fair value to contract value for each of the contracts as of December 31, 2011:

Carrier Name	Contract Number	Major Credit Ratings	Investments at Contract Value	Investments at Fair Value	Adjustment from Fair Value to Contract Value
Monumental Life Insurance Company	MDA01097TR	AA+ /Aa3	$118,098	$130,369	$(12,271)
Monumental Life Insurance Company	MDA01098TR	AA / Aa2	135,642	139,905	(4,263)
Natixis Financial Products Inc.	WR1879-01	AA /Aa2	86,448	88,616	(2,168)
Natixis Financial Products Inc.	1879-02	AA+ /Aa3	87,544	96,597	(9,053)
New York Life	GA29021	AA+ /Aaa	82,169	86,642	(4,473)
Prudential	GA62433	AA+ /Aa1	144,941	155,392	(10,451)

Total			$654,842	$697,521	$(42,679)

Note 4. Investments in Group Annuity Contracts (continued)

The following table represents the adjustment from fair value to contract value for each of the contracts as of December 31, 2010:

Carrier Name	Contract Number	Major Credit Ratings	Investments at Contract Value	Investments at Fair Value	Adjustment from Fair Value to Contract Value
JPMorgan Chase Bank	AITTH01	AA- / Aa1	$185,970	$199,221	$(13,251)
JPMorgan Chase Bank	AITTH02	AA- / Aa1	49,938	53,808	(3,870)
Monumental Life Insurance Company	MDA00911TR	AA- / A1	113,520	120,816	(7,296)
Monumental Life Insurance Company	MDA00912TR	AA- / A1	135,214	137,278	(2,064)
Natixis Financial Products Inc.	WR1879-01	A+ / Aa3	85,936	87,083	(1,147)
Natixis Financial Products Inc.	1879-02	A+ / Aa3	83,991	89,912	(5,921)

Total			$654,569	$688,118	$(33,549)

Note 5. Fair Value Measurements

The Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the beginning of the reporting period. Transfers between Level 1 and Level 2 were not material for the year ended December 31, 2011.

A description of additional inputs used in the Plan’s Levels 1, 2 and 3 measurements is listed below:

Level 1	Observable inputs that reflect quoted prices for identical assets in active markets that the Plan has the ability to access at the measurement date. Level 1 securities include highly liquid U.S. Treasuries, money market funds and exchange traded equity securities, open-ended mutual funds and derivative securities, including futures contracts.

Level 2	The fair values of most of the Plan’s Level 2 investments are determined by management after considering prices received from third party pricing services. These investments include most fixed maturities.

1.	ABS, CMBS and RMBS — Primary inputs also include monthly payment information, collateral performance, which varies by vintage year and includes delinquency rates, collateral valuation loss severity rates, collateral refinancing assumptions and, for ABS and RMBS, estimated prepayment rates.

2.	Corporates — Primary inputs also include observations of credit default swap curves related to the issuer.

3.	Municipals — Primary inputs also include Municipal Securities Rulemaking Board reported trades and material event notices, and issuer financial statements.

4.	Short-term investments — Primary inputs also include material event notices and new issue money market rates.

5.	Guaranteed Investment Contract — Primary inputs also include market-corroborated discount rates.

Level 3	The Plan’s securities classified as Level 3 are valued based on brokers’ prices. Long-dated securities are priced based on third party pricing services. Primary inputs for these long-dated securities are consistent with the typical inputs used in Level 1 and Level 2 measurements noted above, but include benchmark interest rate or credit spread assumptions that are not observable in the marketplace.

Note 5. Fair Value Measurements (continued)

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2011 and 2010.

The tables below include the major categorization for debt and equity securities on the basis of the nature and risk of the investments at December 31, 2011 and 2010.

	Investment Assets at Fair Value as of December 31, 2011
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Short Term Investments	$—	$132,810	$—	$132,810
Fixed Income Securities:
Group annuity contracts
Short Term Investments	—	17,047	—	17,047
Guaranteed Investment Contract	—	86,784	—	86,784
Debt Securities including U.S. Government Securities	969	592,281	440	593,690
Bond Investments	163,337	—	—	163,337
Equity Securities:
Company Stock	123,185	—	—	123,185
Large-Cap Equities	422,923	196,460	—	619,383
Mid-Cap Equities	221,666	—	—	221,666
Small-Cap Equities	136,872	—	—	136,872
International Equities	148,227	—	—	148,227
Vanguard Retirement Funds	413,608	—	—	413,608

Total investments at fair value [1]	$1,630,787	$1,025,382	$440	$2,656,609

[1] Excludes $764 of dividend receivable and $2,100 of interest receivable recorded at fair value.

	Investment Assets at Fair Value as of December 31, 2010
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Short Term Investments	$—	$88,950	$—	$88,950
Fixed Income Securities:
Group annuity contracts
Short Term Investments	—	10,736	—	10,736
Debt Securities including U.S. Government Securities	13,143	658,124	6,115	677,382
Bond Investments	150,609	—	—	150,609
Equity Securities:
Company Stock	210,421	—	—	210,421
Large-Cap Equities	482,479	203,365	—	685,844
Mid-Cap Equities	256,027	—	—	256,027
Small-Cap Equities	147,022	—	—	147,022
International Equities	179,554	—	—	179,554
Vanguard Retirement Funds	384,984	—	—	384,984

Total investments at fair value [2]	$1,824,239	$961,175	$6,115	$2,791,529

[2] Excludes $403 of dividend receivable and $2,023 of interest receivable recorded at fair value.

Note 5. Fair Value Measurements (continued)

Total Plan investment assets at fair value classified within Level 3 were $440 and $6,115, as of December 31, 2011 and 2010, respectively, which consists of the Plan’s Stable Value Fund guaranteed investment contract holdings. Such amounts were less than 1% of “Total investments” on the Plan’s statements of net assets available for benefits at fair value for December 31, 2011 and 2010, respectively.

Rollforward of Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

The tables below set forth a summary of changes in the fair value of the Plan’s Level 3 investments for the years ended December 31, 2011 and 2010. As reflected in the table below, the net unrealized gain/(loss) on Level 3 investment assets was $(2,446) and $4,292 as of December 31, 2011 and 2010, respectively.

Level 3 Investment Assets and Investment Liabilities
Year Ended December 31, 2011
Group Annuity Contracts
Balance, beginning of year	$6,115
Realized gains/(losses), net	91
Unrealized gains/(losses), net	(2,446)
Purchases	—
Issuances	—
Settlements	—
Sales	(2,486)
Transfers in to Level 3	639
Transfers out of Level 3	(1,473)

Balance, end of year	$440

Level 3 Investment Assets and Investment Liabilities
Year Ended December 31, 2010
Group Annuity Contracts
Balance, beginning of year	$18,343
Realized gains/(losses), net	(1,765)
Unrealized gains/(losses), net	4,292
Purchases	—
Issuances	—
Settlements	—
Sales	(6,055)
Transfers in to Level 3	1,807
Transfers out of Level 3	(10,507)

Balance, end of year	$6,115

The change in unrealized gains/(losses) included in the statement of changes in net assets available for benefits related to assets still held at the reporting date totaled $(2,367) and $2,131 as of December 31, 2011 and 2010, respectively. The transfers out of Level 3 to Level 2 were due to a change in the pricing source which allowed for further validation of inputs.

The valuation methods described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 6. Derivative Financial Instruments

Futures Contracts — The Plan enters into futures contracts as part of the Stable Value Fund in the normal course of its investing activities to manage market risk associated with the Plan’s fixed-income investments and to achieve overall investment portfolio objectives. These contracts involve elements of market risk in excess of amounts recognized in the statements of net assets available for benefits. The credit risk associated with these contracts is minimal, as they are traded on organized exchanges and settled daily. The current day’s gains and losses are classified as derivatives receivable/payable for the investment portfolio, with a value of $(5) and $(48) at December 31, 2011 and December 31, 2010, respectively.

During 2011 and 2010, the Plan was a party to futures contracts held for trading purposes for U.S. Treasury bonds. Upon entering into a futures contract, the Plan is required to deposit either in cash or securities an amount (“initial margin”) equal to a certain percentage of the nominal value of the contract. Subsequent payments are then made or received by the Plan, depending on the daily fluctuation in the value of the underlying contracts. U.S. Treasury bills owned and included in the investments of the Plan, with a value of $1,212 and $1,408 at December 31, 2011 and 2010, respectively, were held by the Plan’s brokers as performance security on futures contracts.

At December 31, 2011 and 2010, the Plan had futures contracts to purchase or sell U.S. Treasury bonds contracts.

The fair value of futures contracts in the statements of net assets available for benefits is zero at December 31, 2011 and 2010, as cash settlements are done daily. Changes in fair value are accounted for as net depreciation in fair value of investments. For the years ended December 31, 2011 and 2010, the net loss related to future contracts was $(1,349) and $(346), respectively.

Note 7. Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated March 23, 2004 that the Plan and related Trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Company and the Plan Administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and the Plan and related Trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires that Plan management evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 and 2010, there are no uncertain positions taken that would require recognition of a tax liability (or asset) or disclosure in the financial statements. The Plan is subject to audit by the Internal Revenue Service; however there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Note 8. Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the Plan, the Trust agreement and the Trust hereunder, subject to the provisions of ERISA. In the event of termination or partial termination of the Plan or complete discontinuance of contributions, the interests of affected Members automatically become fully-vested.

Note 9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits between the accompanying financial statements and the amounts reflected in Form 5500 as of December 31, 2011 and 2010:

	2011	2010
Net assets available for benefits per accompanying financial statements	$2,671,991	$2,813,825
Amounts allocated to withdrawing Members	—	(73)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	42,679	33,549

Net assets per Form 5500	$2,714,670	$2,847,301

Note 9. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of total investment loss and contributions on the accompanying financial statements and the amount reflected in Form 5500 for the year ended December 31, 2011:

Total investment loss and contributions per accompanying financial statements	$85,040
Add adjustment from contract value to fair value for fully benefit-responsive investment contracts at beginning of the year	(33,549)
Deduct adjustment from contract value to fair value for fully benefit-responsive investment contracts at the end of the year	42,679

Total income per Form 5500	$94,170

The following is a reconciliation of benefits paid to Members between the accompanying financial statements and the amount reflected in Form 5500 for the year ended December 31, 2011:

Benefits paid to Members per accompanying financial statements	$224,848
Add amounts allocated to withdrawing Members current year	—
Deduct amounts allocated to withdrawing Members prior year	(73)
Deduct corrective distributions	(8)
Deduct amounts allocated to deemed loan distributions	(43)

Benefits paid to Members per Form 5500	$224,724

Note 10. Party-in-Interest Transactions

Certain plan investments are in funds managed by the Trustee, certain subsidiaries of the Company and BNY Mellon. Fees paid by the Plan for trustee, custodial and investment management services amounted to $772 for the year ended December 31, 2011. Fees paid by the Plan to a subsidiary of the Company pursuant to a group annuity contract issued by a subsidiary amounted to $61 for the year ended December 31, 2011. In addition, certain Plan investments are shares of mutual funds that are sponsored by The Hartford and shares of HFSG’s common stock. At December 31, 2011 and 2010, the Plan held 7,580,603 shares and 7,943,419 shares of common stock of HFSG with a cost basis of $254,229 and $268,082, respectively. During the year ended December 31, 2011, the Plan recorded dividend income from HFSG’s common stock and The Hartford’s mutual funds of $15,858.

Note 11. Plan Amendments

Effective December 31, 2011, the Plan was amended so that in the event that a proper Investment Fund election is not on file for a Member, legal settlement proceeds resulting from the settlement of In re. Hartford Financial Services Group, Inc. ERISA Litigation, No. 3:08-cv-01708 (D. Conn.) shall be invested in the Stable Value Fund.

The definition of “Salary” in the Plan was amended to cease the inclusion of rehabilitation pay after December 31, 2011.

Effective October 1, 2011, the Plan was amended to allow the conversion of eligible amounts to Roth 401(k) contributions under the Plan.

Effective June 1, 2011, The Dreyfus Corporation through its BNY Mellon Stable Value Group, assumed manager responsibilities for the Stable Value Fund.

Effective October 1, 2010, the definition of the term “Service” in the Plan was amended to include periods of employment by an employee with Xchanging prior to October 1, 2010, so long as such employee becomes employed by The Hartford during October, 2010 under the September 15, 2010 agreement for Oasis Outsourcing immediately following employment with Xchanging.

Effective January 1, 2010, the Plan was amended to restrict “roundtrip transactions,” that is, generally, an exchange in and then out of an investment fund within a certain period of days. In addition, the Plan was also amended to restrict hardship distributions to “safe harbor” hardships (i.e., the occurrence of certain specified events).

Note 12. Subsequent Events

For the year ended December 31, 2011, subsequent events were evaluated through the date the financial statements were issued.

Effective February 1, 2012, an amendment was made that reflected the first step in the transition of the Plan’s default funds from Vanguard mutual funds to Vanguard collective trusts.

Effective April 1, 2012, the Plan was amended to allow Participants to appoint an investment manager made available by the Pension Administration Committee to invest all of his or her Accounts.

The Hartford announced, and the Board of Directors of The Hartford approved, on April 23,2012, that effective January 1, 2013, a safe harbor plan design will be adopted and the following changes will be made to the Plan:

The Matching Contribution will increase from 50% to 100% of Member contributions of up to 6% of eligible earnings.

The vesting period for the employer Matching Contribution will be 100% after two years of service for contributions made after January 1, 2013.

The existing Floor Company contribution will be replaced by a new Non-Elective Company contribution of 2% of eligible earnings, which will also vest 100% after two years of service.

Newly hired employees will receive Matching Company and Non-Elective Company contributions after 90 days of service, rather than after 6 months. Member contributions, which can currently be made immediately after hire, will be permitted after 90 days of service.

To encourage retirement savings, any Member contributing less than 3% of eligible earnings as of December 31, 2012 (including those not contributing to the Plan) will be automatically enrolled in the Plan effective January 1, 2013.

The definition of eligible earnings will be expanded to include annual bonuses and overtime.

The Company will pay certain plan administrative expenses previously paid by the Participants.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	The Hartford Stock Fund
*	The Hartford	The Hartford Stock Fund, common stock (7,580,603 shares)	***	$123,185
*	State Street Bank and Trust	State Street Cash Fund – STIF	***	187

		Subtotal Stock Fund		123,372

	The Hartford ISP S&P Index Fund
*	The Hartford	Index Fund, Fund #NCD5	***	196,460

		Subtotal Index Fund		196,460

	Separately managed account
	Columbus Circle	Columbus Circle Large Cap Growth Fund, Fund #NMB2	***	5,176
*	State Street Bank and Trust	State Street Cash Fund – STIF	***	266

		Subtotal Separate Account		5,442

	Mutual Funds:
	Total Return Bond HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Bond HLS Fund, Class IA shares, Fund #NCC3	***	100,801

	Money Market HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Money Market HLS Fund, Class IA shares, Fund #NCD1	***	77,120

	Dividend and Growth HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Dividend and Growth HLS Fund, Class IA shares, Fund #NCD4	***	137,410

	International Opportunities HLS Fund
*	The Hartford	Hartford Series Fund, Inc. International Opportunities HLS Fund, Class IA shares, Fund #NCC6	***	110,639

	Capital Appreciation HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Capital Appreciation HLS Fund, Class IA shares, Fund #NCD3	***	280,337

	Small Company HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Small Company HLS Fund, Class IA shares, Fund #NCC1	***	128,046

	MidCap HLS Fund
*	The Hartford	Hartford Series Fund, Inc. MidCap HLS Fund, Class IA shares, Fund #NCC2	***	221,666

	High Yield HLS Fund
*	The Hartford	Hartford Series Fund, Inc. High Yield HLS Fund, Class IA shares, Fund #NCC4	***	62,536

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Global Growth HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Global Growth HLS Fund, Class IA shares, Fund #NCC7	***	$37,588

	Target Retirement Income Fund
	Vanguard	Vanguard Target Retirement Income Fund, Fund #NMA4	***	20,691

	Target Retirement 2005 Fund
	Vanguard	Vanguard Target Retirement 2005 Fund, Fund #NMA5	***	12,753

	Target Retirement 2010 Fund
	Vanguard	Vanguard Target Retirement 2010 Fund, Fund #NMB3	***	3,550

	Target Retirement 2015 Fund
	Vanguard	Vanguard Target Retirement 2015 Fund, Fund #NMA6	***	83,381

	Target Retirement 2020 Fund
	Vanguard	Vanguard Target Retirement 2020 Fund, Fund #NMB4	***	9,349

	Target Retirement 2025 Fund
	Vanguard	Vanguard Target Retirement 2025 Fund, Fund #NMA7	***	123,671

	Target Retirement 2030 Fund
	Vanguard	Vanguard Target Retirement 2030 Fund, Fund #NMB5	***	8,284

	Target Retirement 2035 Fund
	Vanguard	Vanguard Target Retirement 2035 Fund, Fund #NMA8	***	87,880

	Target Retirement 2040 Fund
	Vanguard	Vanguard Target Retirement 2040 Fund, Fund #NMB6	***	5,405

	Target Retirement 2045 Fund
	Vanguard	Vanguard Target Retirement 2045 Fund, Fund #NMA9	***	51,848

	Target Retirement 2050 Fund
	Vanguard	Vanguard Target Retirement 2050 Fund, Fund #NMB7	***	6,796

	RS Partners Y Fund
	RS Partners	RS Partners Y Fund, Fund # NMB1	***	8,826

		Subtotal Mutual Funds		1,578,577

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
	Stable Value Fund
*	BNY Mellon	Stable Value Fund, Fund #NCD6, including the following group annuity contracts:

	Natixis Financial Products Inc.	Group Annuity Contract #WR1879-02, 4.49% **			***	$96,597
	Monumental Life Insurance Company	Group Annuity Contract #MDA01097TR, 4.50% **			***	130,369

	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	AT+T INC	5.800%	02/15/19	820,000	***	968
	ADOBE SYSTEMS INC	4.750%	02/01/20	234,000	***	254
	AETNA INC	6.000%	06/15/16	465,000	***	535
	AFFILIATED COMPUTER SVCS	5.200%	06/01/15	235,000	***	252
	AIRGAS INC	2.850%	10/01/13	255,000	***	260
	ALBEMARLE CORP	4.500%	12/15/20	325,000	***	348
	ALCOA INC	6.150%	08/15/20	210,000	***	218
	FNMA TBA 15 YR	3.000%	12/01/99	1,080,000	***	1,115
	FEDERAL NATL MTG ASSN	3.000%	12/01/99	1,070,000	***	1,102
	FNMA TBA 30YR SINGLE FAMILY JA	3.500%	12/01/99	2,177,000	***	2,239
	ALLY AUTO RECEIVABLES TRUST	1.550%	08/17/15	350,000	***	354
	ALLY AUTO RECEIVABLES TRUST	2.230%	03/15/16	256,000	***	263
	ALLY AUTO RECEIVABLES TRUST	0.650%	03/17/14	180,000	***	180
	AMERICAN EXPRESS BK FSB	5.550%	10/17/12	465,000	***	481
	AMERICAN EXPRESS BK FSB	5.500%	04/16/13	463,000	***	484
	AMER EXPRESS CREDIT CO	2.750%	09/15/15	325,000	***	327
	AMERICAN INTL GROUP	3.650%	01/15/14	207,000	***	201
	AMERICREDIT AUTOMOBILE RECEIVA	0.900%	09/08/14	437,565	***	437
	AMERISOURCEBERGEN CORP	5.625%	09/15/12	280,000	***	289
	ANHEUSER BUSCH COS LLC	5.500%	01/15/18	225,000	***	260
	ANHEUSER BUSCH INBEV WOR	1.500%	07/14/14	296,000	***	298
	ARCELORMITTAL	9.850%	06/01/19	871,000	***	969
	BAE SYSTEMS HOLDINGS INC	5.200%	08/15/15	480,000	***	516
	BB+T CORPORATION	5.700%	04/30/14	500,000	***	547
	BURLINGTN NO SF 05 3 TR	4.830%	01/15/23	543,446	***	590
	BANC OF AMERICA COMMERCIAL MOR	0.045%	10/10/45	45,063,739	***	34
	BANC OF AMERICA COMMERCIAL MOR	5.449%	01/15/49	210,000	***	221

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.
(aa)	See F-28 for definition.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	BANK OF AMERICA CORP	4.500%	04/01/15	450,000	***	434
	BANK OF AMERICA CORP	1.848%	01/30/14	415,000	***	375
	BARCLAYS BANK PLC	6.050%	12/04/17	285,000	***	258
	BEAR STEARNS COMMERCIAL MORTGA	0.857%	07/11/42	3,858,362	***	27
	BEAR STEARNS COMMERCIAL MORTGA	0.617%	11/11/41	3,300,864	***	22
	BELLSOUTH CORP	4.750%	11/15/12	275,000	***	284
	BLACKROCK INC	5.000%	12/10/19	336,000	***	367
	BRAMBLES USA INC	3.950%	04/01/15	390,000	***	403
	BRITISH COLUMBIA PROV OF	2.850%	06/15/15	500,000	***	530
	BRITISH COLUMBIA PROV OF	2.650%	09/22/21	330,000	***	337
	CITIGROUP/DEUTSCHE BANK COMMER	5.886%	11/15/44	425,000	***	471
	CRH AMERICA INC	5.300%	10/15/13	1,086,000	***	1,128
	CVS CAREMARK CORP	5.750%	06/01/17	465,000	***	543
	CANADIAN IMPERIAL BANK	2.350%	12/11/15	540,000	***	543
	CANADIAN NATL RESOURCES	3.450%	11/15/21	404,000	***	421
	CANADIAN PACIFIC RR CO	7.250%	05/15/19	250,000	***	293
	CAPITAL AUTO RECEIVABLES ASSET	5.210%	03/17/14	64,427	***	65
	CAPITAL ONE BANK USA NA	6.500%	06/13/13	350,000	***	369
	CATERPILLAR FINANCIAL SE	2.650%	04/01/16	465,000	***	484
	CITIGROUP/DEUTSCHE BANK COMMER	5.617%	10/15/48	400,000	***	438
	CENTERPOINT ENER HOUSTON	5.700%	03/15/13	465,000	***	488
	CHASE ISSUANCE TRUST	5.120%	10/15/14	713,000	***	738
	CITIGROUP INC	4.750%	05/19/15	1,283,000	***	1,299
	CITIBANK CREDIT CARD ISSUANCE	5.350%	02/07/20	500,000	***	596
	CITIGROUP COMMERCIAL MORTGAGE	5.728%	03/15/49	275,000	***	283
	CITIGROUP COMMERCIAL MORTGAGE	5.431%	10/15/49	673,000	***	748
	CITIGROUP COMMERCIAL MORTGAGE	5.697%	12/10/49	205,000	***	226
	CLIFFS NATURAL RESOURCES	5.900%	03/15/20	247,000	***	263
	COMCAST CORP	5.700%	05/15/18	179,000	***	206
	COMERICA INC	3.000%	09/16/15	232,000	***	237
	COMMERCIAL MORTGAGE PASS THROU	4.715%	03/10/39	449,806	***	473
	GREENWICH CAPITAL COMMERCIAL F	5.882%	07/10/38	495,000	***	550
	GREENWICH CAPITAL COMMERCIAL F	5.444%	03/10/39	495,000	***	536
	COMMONWEALTH EDISON	1.625%	01/15/14	608,000	***	612
	CONNECTICUT LIGHT + PWR	5.000%	04/01/15	825,000	***	919
	CONSUMERS ENERGY COMPANY	5.375%	04/15/13	850,000	***	894
	CS FIRST BOSTON MORTGAGE SECUR	4.813%	02/15/38	450,524	***	465
	CREDIT SUISSE MORTGAGE CAPITAL	5.661%	03/15/39	636,000	***	656
	CREDIT SUISSE NEW YORK	5.400%	01/14/20	395,000	***	373
	DBUBS MORTGAGE TRUST	3.642%	08/10/44	300,000	***	316
	DAIMLER FINANCE NA LLC	2.625%	09/15/16	720,000	***	716
	DELTA AIR LINES 2010 2A	4.950%	05/23/19	461,357	***	467
	DEVON ENERGY CORPORATION	2.400%	07/15/16	345,000	***	353

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	DIRECTV HOLDINGS/FING	3.500%	03/01/16	420,000	***	433
	DOMINION RESOURCES INC	2.669%	09/30/66	755,000	***	634
	DOW CHEMICAL CO/THE	4.250%	11/15/20	265,000	***	275
	DUKE ENERGY CAROLINAS	5.750%	11/15/13	470,000	***	511
	DUKE ENERGY CAROLINAS	1.750%	12/15/16	320,000	***	322
	ERAC USA FINANCE COMPANY	5.600%	05/01/15	420,000	***	459
	EASTMAN CHEMICAL CO	3.000%	12/15/15	680,000	***	694
	ECOLAB INC	4.350%	12/08/21	300,000	***	320
	ENSCO PLC	3.250%	03/15/16	315,000	***	321
	ENTERPRISE PRODUCTS OPER	5.650%	04/01/13	202,000	***	211
	ENTERPRISE PRODUCTS OPER	6.500%	01/31/19	256,000	***	298
	EXTENDED STAY AMERICA TRUST	2.951%	11/05/27	185,215	***	186
	FED HM LN PC POOL G01629	6.000%	10/01/33	61,172	***	68
	FED HM LN PC POOL G11657	4.500%	12/01/18	466,627	***	498
	FED HM LN PC POOL C78023	5.500%	04/01/33	553,344	***	603
	FED HM LN PC POOL A77952	5.000%	05/01/38	92,590	***	100
	FED HM LN PC POOL G03156	5.500%	08/01/37	945,471	***	1,027
	FED HM LN PC POOL G05671	5.500%	08/01/38	495,103	***	538
	FED HM LN PC POOL G14174	5.000%	03/01/25	723,259	***	780
	FED HM LN PC POOL J00617	5.500%	12/01/20	168,907	***	183
	FED HM LN PC POOL J00921	5.000%	12/01/20	72,654	***	78
	FED HM LN PC POOL J01060	5.000%	01/01/21	60,726	***	66
	FED HM LN PC POOL J01201	5.000%	02/01/21	53,556	***	58
	FED HM LN PC POOL C03475	6.000%	04/01/40	597,967	***	658
	FED HM LN PC POOL C03506	6.000%	05/01/40	1,275,467	***	1,401
	FED HM LN PC POOL A11544	5.500%	06/01/33	57,683	***	63
	FED HM LN PC POOL A15942	6.000%	11/01/33	48,364	***	54
	FED HM LN PC POOL B19557	5.500%	07/01/20	470,344	***	511
	FED HM LN PC POOL A26586	6.000%	09/01/34	78,585	***	88
	FED HM LN PC POOL Q02688	4.000%	08/01/41	297,458	***	315
	FED HM LN PC POOL G11868	5.500%	07/01/20	225,284	***	246
	FREDDIE MAC	6.000%	03/15/17	531,821	***	569
	FNMA POOL 253880	6.500%	07/01/16	81,708	***	90
	FNMA POOL 357821	6.000%	05/01/35	1,211,436	***	1,340
	FREDDIE MAC	3.500%	11/15/25	805,000	***	845
	FREDDIE MAC	3.500%	12/15/25	1,956,857	***	2,054
	FREDDIE MAC	3.500%	12/15/25	2,348,143	***	2,508
	FHLMC MULTIFAMILY STRUCTURED P	4.333%	10/25/20	650,000	***	729
	FHMS K701 A2	3.882%	11/25/17	515,000	***	563
	FNMA POOL 514135	6.000%	07/01/14	11,217	***	12
	FNMA POOL 532577	7.000%	07/01/15	73,042	***	79
	FNMA POOL 535675	7.000%	01/01/16	143,111	***	154
	FNMA POOL 535740	7.000%	12/01/15	21,986	***	24

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	FNMA POOL 555417	6.000%	05/01/33	205,126	***	229
	FNMA POOL 555545	5.000%	06/01/18	248,567	***	268
	FNMA POOL 555591	5.500%	07/01/33	292,111	***	319
	FNMA POOL 574924	7.000%	04/01/16	25,936	***	28
	FNMA POOL 611020	6.500%	01/01/17	57,905	***	64
	FNMA POOL AH6737	4.000%	02/01/26	936,030	***	989
	FNMA POOL AI0786	4.500%	04/01/41	983,669	***	1,048
	FNMA POOL AI1296	4.500%	06/01/41	2,800,238	***	2,982
	FNMA POOL AJ1625	3.000%	10/01/26	1,064,962	***	1,102
	FNMA POOL AJ6859	3.500%	11/01/41	1,101,505	***	1,136
	FNMA POOL AL0194	4.000%	01/01/41	2,130,390	***	2,260
	FNMA POOL AL1123	3.500%	11/01/26	1,055,454	***	1,105
	FNMA POOL 651377	6.000%	07/01/17	110,683	***	120
	FNMA POOL 712104	5.000%	05/01/18	58,778	***	63
	FNMA POOL 725704	6.000%	08/01/34	163,193	***	182
	FNMA POOL 730716	6.000%	08/01/33	115,044	***	128
	FNMA POOL 734059	5.500%	08/01/33	36,715	***	40
	FNMA POOL 739610	5.500%	09/01/33	528,190	***	577
	FNMA POOL 745140	5.000%	11/01/35	769,805	***	832
	FNMA POOL 745418	5.500%	04/01/36	84,456	***	92
	FNMA POOL 745932	6.500%	11/01/36	556,757	***	625
	FNMA POOL 756154	6.000%	11/01/33	158,533	***	177
	FNMA POOL 763689	5.000%	01/01/34	43,668	***	47
	FNMA POOL 792191	5.500%	09/01/34	284,656	***	311
	FNMA POOL 805176	5.500%	01/01/20	436,096	***	475
	FNMA POOL 835158	5.000%	08/01/35	120,825	***	131
	FNMA POOL 878104	5.500%	04/01/36	351,625	***	384
	FNMA POOL 889757	5.000%	02/01/38	887,181	***	959
	FNMA POOL 890338	5.000%	05/01/41	917,951	***	992
	FNMA POOL 908560	5.500%	01/01/22	36,159	***	39
	FNMA POOL 915350	4.500%	04/01/23	217,752	***	232
	FNMA POOL 938253	6.000%	07/01/37	531,926	***	586
	FNMA POOL 942224	5.500%	07/01/37	628,873	***	685
	FNMA POOL 944026	6.500%	08/01/37	1,087,558	***	1,218
	FNMA POOL 962036	5.000%	03/01/38	273,753	***	296
	FNMA POOL 995467	4.500%	09/01/23	767,672	***	819
	FNMA POOL 995838	5.500%	05/01/39	257,594	***	281
	FNMA POOL AA4266	4.500%	05/01/24	218,848	***	234
	FNMA POOL AB0536	6.000%	02/01/37	490,253	***	546
	FNMA POOL MA0072	4.000%	05/01/29	3,595,420	***	3,799
	FNMA POOL AD2676	4.000%	03/01/25	467,090	***	493
	FNMA POOL AD7368	4.000%	07/01/25	821,700	***	867
	FIFTH THIRD BANK	0.576%	05/17/13	350,000	***	343

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	FICO STRIP PRIN	0.010%	05/11/18	580,000	***	519
	FORD CREDIT AUTO OWNER TRUST	1.580%	09/15/15	1,130,000	***	1,143
	GE CAPITAL CREDIT CARD MASTER	2.210%	06/15/16	500,000	***	510
	GE CAPITAL CREDIT CARD MASTER	0.828%	01/15/17	600,000	***	604
	GNMA POOL 569327	6.500%	04/15/32	340,889	***	395
	GNMA POOL 580880	6.500%	11/15/31	31,809	***	37
	GNMA POOL 583958	6.500%	06/15/32	52,989	***	61
	GNMA II POOL 003624	5.500%	10/20/34	198,446	***	224
	GNMA II POOL 004599	5.000%	12/20/39	766,490	***	848
	GNMA II POOL 004686	4.000%	05/20/25	848,069	***	911
	GNMA II POOL 004696	4.500%	05/20/40	6,266,645	***	6,852
	GNMA II POOL 004800	4.000%	09/20/40	222,809	***	239
	GNMA II POOL 004801	4.500%	09/20/40	4,459,658	***	4,877
	GNMA POOL 434787	8.000%	05/15/30	12,513	***	14
	GNMA POOL 434429	6.500%	06/15/14	1,497	***	2
	GNMA POOL 434476	6.000%	08/15/14	9,168	***	10
	GNMA POOL 485856	6.500%	10/15/31	49,863	***	58
	GNMA POOL 726316	5.000%	09/15/39	781,453	***	870
	GNMA POOL 728974	5.000%	12/15/39	2,066,112	***	2,291
	GNMA POOL 731661	5.000%	08/15/40	847,562	***	940
	GNMA POOL 732075	4.000%	05/15/25	1,779,947	***	1,912
	GNMA POOL 737261	4.000%	05/15/25	10,249,016	***	11,008
	GNMA POOL 737651	5.000%	11/15/40	253,708	***	281
	GNMA POOL 487166	6.000%	05/15/14	6,915	***	8
	GNMA POOL 488737	6.000%	04/15/14	553	***	1
	GNMA POOL 496511	6.000%	02/15/14	355	***	0
	GNMA POOL 499306	6.000%	08/15/14	17,616	***	19
	GNMA POOL 499281	6.500%	06/15/14	774	***	1
	GNMA POOL 499406	6.000%	03/15/14	18,603	***	20
	GNMA POOL 500796	8.000%	07/15/30	14,966	***	15
	GNMA POOL 500932	6.000%	06/15/14	1,147	***	1
	GNMA POOL 508857	6.000%	09/15/14	1,184	***	1
	GNMA POOL 510279	6.000%	08/15/14	10,237	***	11
	GNMA POOL 510403	5.000%	01/15/35	75,665	***	84
	GNMA POOL 510844	8.000%	12/15/29	1,237	***	1
	GNMA POOL 513731	6.500%	07/15/14	707	***	1
	GNMA POOL 515804	8.000%	06/15/30	3,375	***	4
	GNMA POOL 518044	8.000%	12/15/29	2,511	***	3
	GNMA POOL 521708	8.000%	12/15/29	395	***	0
	GNMA POOL 526364	8.000%	07/15/30	4,866	***	5
	GNMA POOL 533946	6.500%	04/15/32	12,882	***	15
	GNMA POOL 550887	5.000%	08/15/35	111,568	***	124
	GNMA POOL 551678	6.500%	10/15/31	2,811	***	3

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	GNMA POOL 551077	6.500%	11/15/31	22,891	***	27
	GNMA POOL 551120	6.500%	08/15/31	122,360	***	142
	GNMA POOL 552571	6.500%	05/15/32	66,483	***	77
	GNMA POOL 271940	5.500%	08/15/18	248,529	***	272
	GNMA POOL 780762	6.500%	04/15/13	12,383	***	13
	GNMA POOL 781410	5.500%	03/15/17	246,861	***	266
	GS MORTGAGE SECURITIES CORPORA	4.761%	07/10/39	398,000	***	417
	GS MORTGAGE SECURITIES CORPORA	0.711%	07/10/39	10,158,246	***	33
	GS MORTGAGE SECURITIES CORPORA	5.553%	04/10/38	550,000	***	598
	GNMA POOL 622278	5.000%	04/15/35	86,254	***	96
	GNMA POOL 631242	5.500%	06/15/35	264,675	***	297
	GNMA POOL 641601	5.000%	03/15/35	117,769	***	131
	GNMA POOL 646865	5.000%	08/15/35	55,531	***	62
	GE CAPITAL COMMERCIAL MORTGAGE	0.002%	03/10/44	1,155,826,488	***	138
	GENERAL DYNAMICS CORP	2.250%	07/15/16	255,000	***	263
	GENERAL ELECTRIC CO	5.250%	12/06/17	390,000	***	448
	GENERAL ELEC CAP CORP	4.375%	09/16/20	372,000	***	380
	GILEAD SCIENCES INC	4.400%	12/01/21	250,000	***	265
	GOLDMAN SACHS GROUP INC	5.625%	01/15/17	280,000	***	275
	GOOGLE INC	2.125%	05/19/16	465,000	***	484
	GOVERNMENT NATIONAL MORTGAGE A	5.000%	08/20/39	500,221	***	549
	GOVERNMENT STIF 18	0.012%	12/31/30	9,644,197	***	9,643
	GREAT RIVER ENERGY	5.829%	07/01/17	643,537	***	731
	GREEN TREE FINANCIAL CORPORATI	7.050%	01/15/19	92,476	***	93
	GREENWICH CAPITAL COMMERCIAL F	0.018%	04/10/37	50,690,518	***	36
	HCP INC	3.750%	02/01/16	379,000	***	386
	HSBC BANK USA	4.625%	04/01/14	550,000	***	562
	HARLEY DAVIDSON MOTORCYCLE TRU	1.160%	02/15/15	530,000	***	531
	HARLEY DAVIDSON MOTORCYCLE TRU	0.960%	05/16/16	244,000	***	243
	HEALTH CARE REIT INC	3.625%	03/15/16	296,000	***	291
	HEWLETT PACKARD CO	5.400%	03/01/17	465,000	***	513
	HONDA AUTO RECEIVABLES OWNER T	1.130%	10/15/14	690,000	***	693
	HONDA AUTO RECEIVABLES OWNER T	0.940%	03/18/15	450,000	***	451
	HSBC FINANCE CORP	4.750%	07/15/13	535,000	***	546
	HOWARD HUGHES MEDICAL IN	3.450%	09/01/14	425,000	***	453
	HYUNDAI AUTO RECEIVABLES TRUST	1.650%	02/15/17	500,000	***	508
	INCITEC PIVOT LTD	4.000%	12/07/15	500,000	***	510
	INTL BK RECON + DEVELOP	0.500%	11/26/13	635,000	***	634
	IBM CORP	7.625%	10/15/18	185,000	***	248
	JPMORGAN CHASE + CO	5.125%	09/15/14	1,045,000	***	1,102
	JPMORGAN CHASE + CO	6.000%	01/15/18	135,000	***	151
	JPMORGAN CHASE + CO	3.450%	03/01/16	295,000	***	300

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	JP MORGAN CHASE COMMERCIAL MOR	4.404%	01/12/39	106,000	***	111
	JP MORGAN CHASE COMMERCIAL MOR	0.173%	08/15/42	45,765,660	***	62
	JP MORGAN CHASE COMMERCIAL MOR	5.814%	06/12/43	500,000	***	541
	JP MORGAN CHASE COMMERCIAL MOR	3.364%	11/13/44	160,000	***	162
	KANSAS GAS + ELECTRIC CO	6.700%	06/15/19	147,000	***	182
	KEY BANK NA	5.800%	07/01/14	465,000	***	496
	KINDER MORGAN ENER PART	3.500%	03/01/16	170,000	***	177
	KFW	2.000%	06/01/16	500,000	***	515
	KROGER CO/THE	4.950%	01/15/15	825,000	***	911
	LB UBS COMMERCIAL MORTGAGE TRU	0.675%	09/15/39	17,940,728	***	212
	LB UBS COMMERCIAL MORTGAGE TRU	5.303%	02/15/40	218,006	***	219
	LG+E + KU ENERGY LLC	2.125%	11/15/15	610,000	***	601
	LEHMAN BROTHERS SMALL BALANCE	5.620%	09/25/36	95,664	***	92
	LLOYDS TSB BANK PLC	4.375%	01/12/15	516,000	***	497
	LOCKHEED MARTIN CORP	2.125%	09/15/16	215,000	***	215
	MERRILL LYNCH/COUNTRYWIDE COMM	5.172%	12/12/49	405,000	***	436
	MARATHON PETROLEUM CORP	5.125%	03/01/21	275,000	***	287
	MECCANICA HOLDINGS USA	6.250%	07/15/19	190,000	***	156
	MELLON FUNDING CORP	5.500%	11/15/18	460,000	***	510
	MERRILL LYNCH + CO	6.050%	05/16/16	395,000	***	372
	MERRILL LYNCH MORTGAGE TRUST	0.871%	10/12/41	3,221,350	***	10
	MERRILL LYNCH MORTGAGE TRUST	0.219%	09/12/42	13,993,670	***	47
	METLIFE INC	5.375%	12/15/12	395,000	***	411
	MET LIFE GLOB FUNDING I	2.500%	01/11/13	375,000	***	380
	MICROSOFT CORP	1.625%	09/25/15	420,000	***	432
	MONONGAHELA POWER CO	6.700%	06/15/14	360,000	***	399
	MORGAN STANLEY CAPITAL I	5.042%	08/13/42	465,000	***	476
	MORGAN STANLEY CAPITAL I	0.623%	12/13/41	7,863,433	***	51
	MORGAN STANLEY	3.800%	04/29/16	615,000	***	567
	MORGAN STANLEY CAPITAL I	5.600%	04/12/49	379,896	***	388
	NCUA GUARANTEED NOTES	2.900%	10/29/20	339,000	***	358
	NABORS INDUSTRIES INC	9.250%	01/15/19	175,000	***	220
	NATIONWIDE FINANCIAL SER	5.375%	03/25/21	329,000	***	323
	NBCUNIVERSAL MEDIA LLC	5.150%	04/30/20	230,000	***	256
	NEVADA POWER CO	5.875%	01/15/15	565,000	***	634
	NISSAN AUTO RECEIVABLES OWNER	4.740%	08/17/15	1,065,000	***	1,091
	NISSAN AUTO RECEIVABLES OWNER	1.940%	09/15/17	590,000	***	603
	NOBLE ENERGY INC	4.150%	12/15/21	342,000	***	354
	ONCOR ELECTRIC DELIVERY	5.950%	09/01/13	280,000	***	300
	ONEOK PARTNERS LP	3.250%	02/01/16	282,000	***	290
	PNC FUNDING CORP	3.625%	02/08/15	399,000	***	419
	PNC BANK NA	6.875%	04/01/18	303,000	***	344

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	PACIFIC GAS + ELECTRIC	6.250%	12/01/13	500,000	***	546
	PARTNERS HEALTHCARE SYST	3.443%	07/01/21	160,000	***	161
	PEPCO HOLDINGS INC	2.700%	10/01/15	265,000	***	268
	PEPSICO INC	3.100%	01/15/15	370,000	***	392
	PEPSICO INC	2.500%	05/10/16	465,000	***	484
	PETRO CANADA	4.000%	07/15/13	510,000	***	528
	PLAINS ALL AMER PIPELINE	6.125%	01/15/17	400,000	***	452
	PRIDE INTERNATIONAL INC	6.875%	08/15/20	183,000	***	215
	PRUDENTIAL FINANCIAL INC	4.750%	04/01/14	1,000,000	***	1,054
	PUBLIC SERVICE COLORADO	5.125%	06/01/19	102,000	***	121
	PUB SVC ELEC + GAS	5.375%	09/01/13	1,000,000	***	1,073
	QUEST DIAGNOSTIC INC	3.200%	04/01/16	193,000	***	200
	QWEST CORP	6.500%	06/01/17	213,000	***	233
	REPUBLIC SERVICES INC	3.800%	05/15/18	319,000	***	330
	RIO TINTO FIN USA LTD	8.950%	05/01/14	800,000	***	936
	ROGERS COMMUNICATIONS IN	6.375%	03/01/14	485,000	***	535
	ROHM + HAAS COMPANY	5.600%	03/15/13	465,000	***	486
	ROYAL BK OF SCOTLAND PLC	3.950%	09/21/15	525,000	***	492
	RYDER SYSTEM INC	3.150%	03/02/15	220,000	***	226
	SANTANDER HOLDINGS USA	4.625%	04/19/16	127,000	***	122
	SEMPRA ENERGY	6.500%	06/01/16	284,000	***	331
	SIMON PROPERTY GROUP LP	2.800%	01/30/17	321,000	***	328
	SMALL BUSINESS ADMINISTRATION	4.330%	07/01/14	255,706	***	262
	SMALL BUSINESS ADMINISTRATION	5.200%	11/01/15	645,031	***	678
	SMALL BUSINESS ADMINISTRATION	2.860%	03/01/20	1,120,258	***	1,167
	SMALL BUSINESS ADMINISTRATION	2.870%	05/01/20	1,143,551	***	1,192
	SMALL BUSINESS ADMINISTRATION	2.440%	07/01/20	1,327,206	***	1,363
	SMALL BUSINESS ADMINISTRATION	1.970%	09/01/20	1,499,850	***	1,527
	SOUTHERN CALIF GAS CO	4.800%	10/01/12	695,000	***	715
	STATE STREET CORP	2.875%	03/07/16	400,000	***	412
	STATOIL ASA	1.800%	11/23/16	437,000	***	443
	LEHMAN BROTHERS SMALL BALANCE	5.520%	09/25/30	269,474	***	213
	SUNTRUST BANKS INC	3.600%	04/15/16	300,000	***	306
	SUNTRUST BANKS INC	3.500%	01/20/17	241,000	***	242
	SVENSKA HANDELSBANKEN AB	3.125%	07/12/16	300,000	***	302
	TELECOM ITALIA CAPITAL	7.175%	06/18/19	147,000	***	138
	TALISMAN ENERGY	7.750%	06/01/19	345,000	***	425
	TECK RESOURCES LIMITED	10.750%	05/15/19	245,000	***	299
	TELECOM ITALIA CAPITAL	5.250%	11/15/13	400,000	***	384
	TELEFONICA EMISIONES SAU	4.949%	01/15/15	290,000	***	288

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	TEXAS INSTRUMENTS INC	2.375%	05/16/16	465,000	***	484
	TIME WARNER INC	4.000%	01/15/22	70,000	***	72
	TIME WARNER CABLE INC	5.400%	07/02/12	470,000	***	481
	TIME WARNER CABLE INC	7.500%	04/01/14	119,000	***	133
	TIME WARNER CABLE INC	8.250%	04/01/19	283,000	***	355
	TOYOTA AUTO RECEIVABLES OWNER	0.530%	04/15/14	500,000	***	499
	TRAVELERS COS INC	3.900%	11/01/20	146,000	***	155
	TRAVELERS PPTY CASUALTY	5.000%	03/15/13	524,000	***	547
	TYCO INTERNATIONAL FINAN	8.500%	01/15/19	240,000	***	309
	TYCO ELECTRONICS GROUP S	6.550%	10/01/17	161,000	***	186
	UBS AG STAMFORD CT	5.875%	07/15/16	330,000	***	329
	UNION BANK NA	5.950%	05/11/16	385,000	***	417
	UNION PACIFIC CORP	5.125%	02/15/14	800,000	***	865
	US BANCORP	2.200%	11/15/16	500,000	***	505
	US TREASURY N/B	5.375%	02/15/31	309,000	***	440
	US TREASURY N/B	3.750%	08/15/41	100,000	***	118
	US TREASURY N/B	0.625%	01/31/13	5,786,000	***	5,813
	US TREASURY N/B	0.500%	05/31/13	2,801,000	***	2,813
	US TREASURY N/B	2.125%	08/15/21	5,035,000	***	5,164
	US TREASURY N/B	0.125%	09/30/13	875,000	***	873
	US TREASURY N/B	1.000%	10/31/16	6,880,000	***	6,946
	US TREASURY N/B	1.750%	10/31/18	7,228,000	***	7,438
	US TREASURY N/B	0.375%	11/15/14	2,675,000	***	2,677
	US TREASURY N/B	2.000%	11/15/21	958,000	***	969
	US TREASURY N/B	0.875%	11/30/16	3,605,000	***	3,616
	UNITED TECHNOLOGIES CORP	6.125%	02/01/19	175,000	***	216
	VALERO ENERGY CORP	9.375%	03/15/19	114,000	***	146
	VALERO ENERGY CORP	6.125%	02/01/20	150,000	***	167
	VANDERBILT UNIVERSITY	5.250%	04/01/19	650,000	***	769
	VERIZON COMMUNICATIONS	3.500%	11/01/21	735,000	***	765
	CELLCO PART/VERI WIRELSS	7.375%	11/15/13	440,000	***	490
	CELLCO PART/VERI WIRELSS	8.500%	11/15/18	289,000	***	390
	VODAFONE GROUP PLC	5.625%	02/27/17	455,000	***	528
	VOLKSWAGEN AUTO LOAN ENHANCED	1.980%	09/20/17	1,000,000	***	1,025
	WACHOVIA BANK COMMERCIAL MORTG	0.310%	04/15/42	12,145,205	***	15
	WACHOVIA BANK NA	4.875%	02/01/15	500,000	***	530
	WAL MART STORES INC	1.625%	04/15/14	465,000	***	475
	WASTE MANAGEMENT INC	6.100%	03/15/18	281,000	***	332
	WESTPAC BANKING CORP	4.200%	02/27/15	440,000	***	459
	WRIGLEY WM JR CO	3.050%	06/28/13	420,000	***	428
	XEROX CORPORATION	6.350%	05/15/18	265,000	***	299

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	XSTRATA FINANCE CANADA	3.600%	01/15/17	599,000	***	604
	YARA INTERNATIONAL ASA	7.875%	06/11/19	285,000	***	350

		Subtotal HIMCO Bond Fund				226,966

	BNY Mellon	Stable Value Fund, Fund #NCD6, including the following group annuity contracts:

	Monumental Life Insurance Company	Group Annuity Contract #MDA01098TR, 2.73% **			***	$139,949
	Natixis Financial Products Inc.	Group Annuity Contract #1879-01, 4.44% **			***	88,578
	Prudential	Group Annuity Contract #GA62433, 3.97% **			***	155,392

	Shared Holdings (bb)	Interest rate	Maturity	Par Value
	CITIGROUP/DEUTSCHE BANK COMMER	5.205%	12/11/49	4,128,370	***	4,180
	CAISSE CENTRALE DESJARDN	2.650%	09/16/15	600,000	***	617
	CAPITAL ONE MULTI ASSET EXECUT	4.700%	06/15/15	3,925,000	***	4,021
	CAPITAL ONE MULTI ASSET EXECUT	5.050%	02/15/16	1,900,000	***	2,000
	CARMAX AUTO OWNER TRUST	1.560%	07/15/14	521,347	***	524
	CHRYSLER FINANCIAL AUTO SECURI	2.820%	01/15/16	455,122	***	458
	GREENWICH CAPITAL COMMERCIAL F	5.381%	03/10/39	2,247,010	***	2,260
	CREDIT SUISSE MORTGAGE CAPITAL	6.205%	02/15/41	2,000,000	***	2,069
	DISCOVER CARD MASTER TRUST	5.650%	12/15/15	2,400,000	***	2,568
	FANNIE MAE	0.900%	11/07/14	5,000,000	***	4,993
	FANNIE MAE	2.000%	03/25/25	2,295,110	***	2,319
	FANNIE MAE	2.000%	08/25/26	5,119,378	***	5,197
	FANNIE MAE	1.125%	05/07/15	4,000,000	***	4,013
	FREDDIE MAC	2.500%	08/15/25	4,432,953	***	4,544
	FREDDIE MAC	2.000%	02/15/40	2,411,965	***	2,442
	FREDDIE MAC	5.000%	07/15/32	2,025,110	***	2,108
	FANNIE MAE	5.000%	03/25/19	2,498,409	***	2,689
	FREDDIE MAC	5.000%	09/15/38	1,337,068	***	1,420
	FREDDIE MAC	4.500%	09/15/37	1,147,959	***	1,200
	FANNIE MAE	5.000%	03/25/37	1,529,362	***	1,596
	FANNIE MAE	2.250%	03/25/39	3,584,584	***	3,599
	FORD CREDIT AUTO OWNER TRUST	5.160%	04/15/13	1,908,450	***	1,929
	GS MORTGAGE SECURITIES CORPORA	5.506%	04/10/38	2,349,011	***	2,365
	GENERAL ELEC CAP CORP	2.000%	09/28/12	4,000,000	***	4,054
	GOVERNMENT NATIONAL MORTGAGE A	5.000%	02/16/32	790,281	***	846
	GOVERNMENT STIF 18	0.012%	12/31/30	7,402,563	***	7,402
	GREENWICH CAPITAL COMMERCIAL F	4.799%	08/10/42	2,000,000	***	2,148

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.
(bb)	See F-28 for definition.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
	Shared Holdings (bb)	Interest rate	Maturity	Par Value
	HSBC BANK PLC	2.000%	01/19/14	425,000	***	419
	ING BANK NV	2.625%	02/09/12	550,000	***	551
	JP MORGAN CHASE COMMERCIAL MOR	5.579%	06/12/41	2,000,000	***	2,222
	JP MORGAN CHASE COMMERCIAL MOR	5.740%	02/12/49	556,114	***	560
	NCUA GUARANTEED NOTES	1.600%	10/29/20	208,729	***	211
	NATIONAL AUSTRALIA BANK	2.500%	01/08/13	750,000	***	754
	NEW YORK LIFE GLOBAL FDG	3.000%	05/04/15	415,000	***	435
	NISSAN AUTO RECEIVABLES OWNER	0.950%	02/16/16	2,000,000	***	1,997
	US CENTRAL FEDERAL CRED	1.900%	10/19/12	400,000	***	406
	1 3 YR CREDIT BOND INDEX FD	0.000%		1,535,009	***	16,647
	US TREASURY N/B	1.375%	05/15/13	1,600,000	***	1,625
	WEST CORP FED CRED UNION	1.750%	11/02/12	950,000	***	962
	WESTPAC BANKING CORP	2.900%	09/10/14	1,800,000	***	1,881
	WORLD OMNI AUTO RECEIVABLES TR	0.960%	08/15/16	3,000,000	***	2,991
	INT CORPORATE BD INDEX	0.000%		685,837	***	30,850
	COMM MORTGAGE BACKED SEC FD	0.000%		182,155	***	4,276
	INT GOVT BOND INDEX	0.000%		356,374	***	13,964
	PRUDENTIAL	0.000%		12,758,564	***	155,392
	MORTGAGE BACKED SEC INDX FD	0.000%		685,636	***	30,930
	1 TO 3 YEAR GOVT BD INDEX FD	0.000%		56,269	***	6,244
	ASSET BACKED SEC INDEX FD	0.000%		893,093	***	27,722
	LONG TERM GOV BD INDEX FD	0.000%		135,474	***	9,319

		Subtotal BNY Mellon Bond Fund				383,919

	Separate Account Guaranteed Investment Contract
	New York Life	Group Annuity Contract #GA29021, 3.24% **			***	86,784

	Wrapper Contracts
	Monumental Life Insurance Company	Group Annuity Contract #MDA01098TR, 2.73% **				(44)
	Natixis Financial Products	Group Annuity Contract #1879-01, 4.44% **				38
	New York Life	Group Annuity Contract #GA29021, 3.24% **				(142)

		Subtotal Wrapper Contracts				(148)

		Subtotal Group Annuity Contracts				697,521

*	State Street Bank and Trust	State Street Cash Fund – STIF			***	54,983

		Subtotal Stable Value Fund				752,504

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Clearing Account
*	State Street Bank and Trust	Clearing Account, Fund #NCD8	***	$222

		Subtotal Clearing Account		222

	Master Expense Account
*	State Street Bank and Trust	Master Expense Account, Fund #NCD9	***	32

		Subtotal Master Expense Account		32

		Investments Total		$2,656,609

	Loan Fund
*	Plan Members	Notes Receivable from Participants, maturing in 2012 through 2026 bearing interest at rates from 4.25% - 10.50%	N/A	$55,523

		Subtotal Loan Fund		55,523

		Grand Total		$2,712,132

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.
(aa)	Shared holdings are other underlying securities making up the total value of the two Guaranteed Investment Contracts under the HIMCO Bond fund: Natixis #1879-02 and Monumental Life Insurance #MDA01097TR.
(bb)	Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: Natixis #1879-01, Monumental Life Insurance #MDA01098TR, New York Life #GA29021 and Prudential #GA62433.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on behalf of The Hartford Investment and Savings Plan by the undersigned thereunto duly authorized.

THE HARTFORD INVESTMENT AND SAVINGS PLAN

BY: /s/ Erin Ridge
Erin Ridge
Plan Administrator
June 27, 2012